Exhibit 99.(a)(3)

[DISCLOSURE DOCUMENT]

[MAGSTAR LETTERHEAD]

                        , 2007

Dear Shareholder,

We intend to engage in a transaction that will result in the termination of the registration of our common stock under the federal securities laws. This will eliminate the significant expense required to comply with the reporting and related requirements under these laws. Often referred to as a “going-private transaction,” the transaction is a reverse split of our common stock whereby each 2,000 shares of our common stock will be converted to one share of our common stock, with holders of less than one whole share after completion of the reverse split entitled to receive cash in lieu of fractional interests in an amount equal to $0.425 per share for each pre-split share that becomes a fractional interest. As a result, shareholders owning fewer than 2,000 shares of our common stock on a pre-split basis at the close of business on [                        , 2007] (the “Record Date”) will no longer be shareholders of the Company. The $0.425 per share price to be paid for fractional shares represents the fair value for a share of our common stock as determined by the Special Committee, on behalf of the Company, based upon, among other things, the fairness opinion of Craig-Hallum Capital Group LLC, our financial advisor. Shareholders owning 2,000 or more shares of our common stock on a pre-split basis on the Record Date will not be entitled to receive cash in lieu of whole or fractional shares of our common stock resulting from the reverse split.

After careful consideration, the Special Committee, on behalf of the Company, concluded that the costs associated with being a “public” company are not justified by the benefits. The Special Committee reviewed the proposed transaction and considered its fairness to unaffiliated shareholders who own fewer than 2,000 shares as well as those shareholders owning 2,000 or more shares. The Special Committee also received a fairness opinion from Craig-Hallum Capital Group LLC with regard to the per share cash amount to be paid to the shareholders that receive cash in lieu of fractional shares in the transaction. After careful consideration, the Special Committee, on behalf of the Company, determined that the transaction is fair and in the best interests of MagStar and our shareholders.

Under Minnesota law, our Board may amend our Articles of Incorporation to conduct the reverse split without the approval of the shareholders. Therefore, we are not seeking shareholder approval for this action and no vote is sought in connection with this action. Under Minnesota law, shareholders are not entitled to dissenters’ rights in connection with this type of going-private transaction. The attached document contains details on the proposed transaction and we urge you to read it very carefully.

Thank you for your continued support.

Jon L. Reissner
President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DOCUMENT OR RELATED SCHEDULE 13E-3, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

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SUMMARY TERM SHEET

This summary term sheet highlights selected information from this Disclosure Document. This summary term sheet may not contain all of the information that is important to you. For a more complete description of the transaction, you should carefully read this Disclosure Document and all of its exhibits. For your convenience, we have directed your attention to the location in this Disclosure Document where you can find a more complete discussion of each item listed below.

As used in this Disclosure Document, “MagStar,” the “Company”, “we,” “our” and “us” refer to MagStar Technologies, Inc., and the “Transaction” refers to the reverse split discussed below, together with the related cash payments to the shareholders in lieu of fractional shares of our common stock.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because it is intended to, and, if completed, it will enable us to terminate the registration of our common stock under Section 12(g) of the Exchange Act and terminate our duty to file periodic reports with the Securities and Exchange Commission (“SEC”). In connection with the Transaction, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.

Reverse Split

We will effect a share combination or “Reverse Split” of our common stock whereby each 2,000 outstanding shares of common stock will be converted into one whole share, and in lieu of our issuing fractional shares to shareholders owning less than one whole share of common stock after effectiveness of the share combination, we will pay cash equal to $0.425 multiplied by the number of pre-split shares held by a shareholder who owns fewer than 2,000 shares immediately prior to the split. Shareholders with fewer than 2,000 shares immediately prior to the split will have no further equity interest in MagStar and will become entitled only to a cash payment equal to $0.425 times the number of pre-split shares. See “Background—Structure of the Transaction” starting on page 24.

Record Date	, 2007.

Effective Date	, 2007

Purpose of Transaction

The primary purpose of the Transaction will be to reduce the number of our shareholders of record to less than 300, thereby allowing us to “go private.” We would do so by promptly filing a Certificate of Termination of Registration with the SEC under Section 12(g)(4) of the Exchange Act as soon as possible after consummation of the Transaction so that we would no longer be required to file annual, quarterly or current reports, and we would not be required to comply with the SEC’s proxy rules, which require us to distribute proxy statements to our shareholders. See “Special Factors—Purpose of the Transaction” starting on page 7, and “Background—Structure of the Transaction” starting on page 24.

Fairness of Cash Payments

A special committee (the “Special Committee”) of our board of directors (the “Board”) retained the firm of Craig-Hallum Capital Group LLC, an independent investment banking firm, to render an opinion to the Special Committee, on behalf of the Company, as to the fairness, from a financial point of view, to our shareholders owning less than one whole share of our common stock after the Reverse Split, of the cash amount to be paid to such shareholders in the Transaction. The Special Committee considered and relied upon the opinion, a copy of which is appended to this Disclosure Document. See “Special Factors—Background of the Transaction” starting on page 5.

Opinion of Financial Advisor to the Special Committee

Craig-Hallum Capital Group LLC, which served as a financial advisor to the Special Committee, has delivered to the Special Committee a written opinion that, as of October 3, 2007, the consideration to be paid to shareholders who will receive cash payments in lieu of the issuance of fractional shares resulting from the Reverse Split, is fair from a financial point of view to such shareholders. A copy of Craig-Hallum’s opinion, which includes a discussion of the information reviewed, assumptions made and matters considered, is appended to this Disclosure Document. You should carefully review this opinion in its entirety, as well as other information contained in this Disclosure Document. See “Special Factors—Reports, Opinions or Appraisals” starting on page 14.

Approval of Special Committee

The Special Committee, on behalf of the Company, has determined that the Transaction is fair to and in the best interest of all of our unaffiliated shareholders, including those shareholders owning shares being cashed out pursuant to the Transaction and those who will retain shares of common stock following the consummation of the Transaction. See “Special Factors—Factors Considered by Special Committee” starting on page 8.

Effect of Transaction

Following the completion of the Transaction, each remaining shareholder, including affiliates and members of management owning common stock, will own an increased percentage of our outstanding common stock than such shareholder held prior to the Transaction. We do not anticipate any changes in our board or management following the Transaction. We have no intention to change our business operations as a result of the Transaction, or to engage in any extraordinary transactions, such as a merger or sale of assets. See “Special Factors—Effect of the Transaction” starting on page 12.

Source of Funds

The funds for the Transaction will come from our currently available cash and, potentially, from our line of credit provided by U.S. Bank. See “Special Factors—Effect of the Transaction” starting on page 12.

Tax Consequences

A shareholder who receives no cash payment as a result of the Transaction will not recognize any gain or loss for federal income tax purposes. A shareholder who receives a cash payment for a fractional share of our common stock as a result of the Transaction and who does not continue to hold our shares directly or indirectly immediately following the Transaction, will recognize capital gain or loss for federal income tax purposes, equal to the difference between the cash received for the common stock and the aggregate adjusted tax basis in such stock. See “Federal Income Tax Consequences of the Transaction” starting on page 28.

Shareholder Rights

Under Minnesota law, the Transaction does not require approval by our shareholders. Further, shareholders will not have dissenters’, or so-called appraisal rights, under the Minnesota Business Corporation Act (the “MBCA”). See “Special Factors—Shareholder Approval” starting on page 22 and “Special Factors—Appraisal Rights” starting on page 22.

Reservation of Right to Terminate or Change Transaction

The Special Committee retains the right to terminate the Transaction if it determines that the Transaction is not in the best interest of MagStar and its shareholders, or if the Special Committee determines that the Transaction will result in the cancellation of more than 20% of the outstanding shares of our common stock. If we determine to cancel the Transaction, we may pursue other strategies which will result in our going private, including a change in the ratio of our Reverse Split.

Payment and Exchange of Shares

As soon as practicable after the Transaction, our exchange agent will send each shareholder owning fewer than 2,000 pre-Reverse Split shares an instruction letter describing the procedure for surrendering stock certificates in exchange for the cash payment. Upon receipt of properly completed documentation and stock certificates, each such shareholder will be entitled to receive the cash payment, without interest, from the exchange agent. See “Special Factors—Effect of the Transaction” starting on page 12.

Continuing Shareholders

Shareholders owning 2,000 or more shares of our common stock on the Record Date will continue to be a shareholder after the Reverse Split becomes effective. Such shareholders will not receive any cash payment for their whole or fractional shares. See “Special Factors—Effect of the Transaction” starting on page 12.

Shareholders With Shares Held in Street Name

We intend that the Transaction apply to shareholders holding shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. However, shareholders holding fewer than 2,000 shares of common stock in street name through a nominee immediately prior to the Reverse Split will need to notify us on or before                   , 2007 to ensure that their shares will be cancelled and converted into the right to receive cash payment in the Transaction and that we comply with the requirements of the MBCA.

Reduction of Cancelled Shares

In the event the Reverse Split would result in more than 20% of our common stock being cancelled, which is not permitted by the MBCA, we will take action to suspend or withdraw the Reverse Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and entitled to receive a cash payment in lieu of a fractional share to comply with the MBCA by adjusting the split ratio used in the Reverse Split or, in the alternative, taking corporate action to obtain shareholder approval of the proposed Reverse Split.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain statements of a non-historical nature constituting “forward-looking statements.” Such forward-looking statements may be identified by the use of terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “should,” or “continue” or the negative thereof or other variations thereof or comparable terminology. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results currently anticipated or projected. Such factors include, among other things, the following: our ability to expand sales and product offerings, to develop a reputation in manufacturing products for select industries such as medical industries and factory and laboratory automation, to manufacture and ship in a timely manner and to the ability to acquire raw materials and similar matters discussed in our “Risk Factors” set forth in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and subsequent public filings. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements, except as required by law. The “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, however, do not apply to going-private transactions.

SPECIAL FACTORS

Background of the Transaction

In recent years, we have derived minimal benefits from being a reporting company. Our common stock has failed to attract institutional investors or market research attention which could have created a more active and liquid market for our common stock. Relatively low trading volume and low market capitalization have reduced the liquidity benefits to our shareholders.

Our Board of Directors does not presently intend to raise capital through sales of securities in a public offering or to acquire other business entities using stock as consideration. Accordingly, we are not likely to make use of the advantages (for raising capital, effecting acquisitions or other purposes) that our status as a reporting company may offer. For a more detailed discussion of the ways in which we have not enjoyed the benefits typically afforded public company status, please see “Special Factors—Reasons for the Transaction.”

We incur direct and indirect costs associated with compliance with the Exchange Act’s filing and reporting requirements imposed on public companies. The cost of this compliance has increased significantly with the implementation of the provisions of the Sarbanes-Oxley Act of 2002. We are seeking to undertake the Transaction at this time because of the significant costs and burdens associated with compliance with the internal control audit requirements of Section 404 of Sarbanes-Oxley. The cost of implementing Section 404’s internal control procedures is unduly burdensome and costly considering our size, because we do not have adequate personnel to implement the new requirements of Section 404 and would incur substantial costs to enact such procedures. We also incur substantial indirect costs as a result of, among other things, the executive time expended to prepare and review our public filings. As we have relatively few executive personnel, these indirect costs can be substantial.

In light of these circumstances, our Board of Directors contemplated the deregistration of our common stock with the view that such deregistration would relieve us of the administrative burden, cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements imposed under the Exchange Act. After discussion of its growing concern with our ability to comply with, and the expense of compliance with, Sarbanes Oxley regulations as compared to the benefit we obtained from being a publicly registered company, our Board commenced an investigation into a going-private transaction in August 2006 by requesting that Joe Petrich and Jon Reissner meet with a representative of Maslon Edelman Borman & Brand, LLP (“Maslon”), which serves as our legal counsel, to discuss the process of deregistration of our common stock. Following the initial meeting with the Maslon representative on August 31, 2006 and a general update to the Board by Messrs. Reissner and Petrich thereafter, the Board continued to informally discuss the topic at subsequent board meetings.

The matter was formally introduced to the Board of Directors in a meeting of the Board held on March 13, 2007. A Maslon representative was asked to attend the meeting and provide the Board a summary of the process relating to deregistration of our common stock and available alternatives to achieve deregistration. The Maslon representative provided a summary of the process and discussed various types of going-private transactions, and participated in a question and answer session with the Board regarding those topics. After discussion, the Board unanimously agreed to further investigate a going-private transaction, and appointed Dr. James Zavoral and Mr. Robert Stehlik, who are the independent directors on our Board, to serve on the Special Committee to review and approve or disapprove any such going-private transaction. The Board placed no restrictions on the authority of the Special Committee to consider and approve a going-private proposal. The Special Committee was directed to continue to explore the reverse split method and other alternative methods to going private and to engage in discussions with professional advisors relating to the going-private transaction, including the possible engagement of an investment bank with regard to a fairness opinion relative to consideration to be paid to shareholders who would receive a cash payment in lieu of fractional shares.

On March 28, 2007, the Special Committee met with a representative of Maslon to review the preliminary minutes from the March 13, 2007 meeting, and to discuss the purpose of the Special Committee and considerations for the Special Committee in contemplation of a proposed going-private transaction. The discussion included issues relating to the advantages and disadvantages of going private, the alternative methods of going private, and the fairness to both shareholders cashed out in such a transaction and the remaining shareholders. Additionally, the Special Committee and the Maslon representative discussed the involvement of professional advisors in the transaction, including legal counsel and the retention of an investment bank for purposes of a fairness opinion.

On April 11, 2007, the Special Committee met with a representative of Maslon in attendance and reviewed proposals from three investment banks with respect to completion of a fairness opinion for the potential going-private transaction. At the meeting, the Special Committee concluded that it was in the best interests of the Company and its shareholders to obtain a fairness opinion with respect to shareholders to be cashed out as part of any going-private transaction to be completed by the Company. At this meeting, the Special Committee determined that the completion of a going-private transaction was in the best interests of the Company and its shareholders, and that the preferred method was the completion of a 2,000-to-1 reverse stock split to reduce the number of shareholders of the Company to less than 300, with the subsequent filing of a Form 15 to deregister the common stock.

On May 3, 2007, the Special Committee met with the remainder of the Board and representatives from Maslon and Virchow Krause & Company, LLP, our auditor. The Special Committee identified its considerations and determinations with respect to the proposed going-private transaction, and engaged in a question and answer session with the remaining members of the Board, permitting the other members of the Board to ask questions of both the Special Committee and professional advisors. The Board raised several questions regarding the proposed transaction and similar transactions completed by other companies. The representatives from Virchow Krause and Maslon presented the Board with examples of other similar transactions. The Virchow Krause representative also discussed with the Board certain other considerations in completing a going-private transaction, including a discussion as to the estimated cost savings to the Company by completing the transaction and the timing of the transaction as compared to the timeline for compliance with Sarbanes Oxley.

On May 17, 2007, following our Annual Shareholders’ Meeting, the Special Committee met with the remainder of the Board to discuss the potential transaction, including a discussion as to the fairness and appropriateness of the transaction to the Company and the shareholders, and discussed the potential completion of an annual valuation of the Company by the audit committee for the purpose of facilitating the administration of the Company’s stock option plan.

On May 29, 2007, the Special Committee met with the Board, representatives from Virchow Krause and Maslon, and representatives of Craig-Hallum Capital Group LLC to discuss the retention of an independent firm to conduct a fairness opinion. At the meeting, Craig-Hallum presented the Special Committee and others present with examples of similar transactions in which it had been involved and a summary of its process and timeline in preparing a fairness opinion. Craig-Hallum is an independent investment banking firm with expertise in business and security valuations, rendering fairness opinions in connection with mergers, acquisitions and other corporate transactions, and is familiar with our business. At the conclusion of the meeting, the Special Committee directed management to engage Craig-Hallum to provide an opinion as to the fairness, from a financial perspective, to the shareholders whose shares were to be purchased in the Transaction, of the consideration to be paid to such shareholders in the Transaction.

On August 2, 2007, the Special Committee met with the Board to discuss the status of the going-private transaction. On August 15, 2007, Craig-Hallum presented the Special Committee and other Board members with preliminary valuation analyses that Craig-Hallum intended to use in rendering a fairness opinion with respect to a going-private transaction, and allowed the Board to ask questions regarding its analyses. After the meeting, the Special Committee met independently, and determined that the price of $0.425 per share was a fair valuation for the shareholders whose fractional shares were to be purchased in the Transaction, subject to receipt of a fairness opinion from Craig-Hallum. At this meeting, the Special Committee also initiated the drafting of a Schedule 13E-3 to be filed with the Securities and Exchange Commission with respect to the going-private transaction.

On September 27, 2007, the Special Committee met with representatives of Maslon and Craig-Hallum to discuss the status of the going-private transaction. At the meeting, Craig-Hallum presented the Special Committee and other present parties with preliminary valuation analyses.

On October 3, 2007, the Special Committee met with representatives of Maslon and Craig-Hallum to discuss the status of the going-private transaction. At the meeting, Craig-Hallum presented the Special Committee and other present parties with its fairness opinion and supporting materials.

Purpose of the Transaction

The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300 so that we will be eligible to terminate the public registration of our common stock under the Exchange Act. Provided that the Transaction has the intended effect, we will file to deregister our common stock, the effect of which will be to terminate the eligibility of our common stock for quotation on the Over-The-Counter Bulletin Board (“OTCBB”).

The total number of authorized shares of common stock that we may issue pursuant to our Restated Articles of Incorporation will be reduced proportionally to reflect our Reverse Split from 30,000,000 shares of common stock to 15,000 shares. The total number of shares of our common stock issued and outstanding will decrease on a similar basis, and will further be decreased upon our payment in cash for the fractional shares of the shareholders owning fewer than 2,000 shares prior to the Reverse Split. We anticipate that the number of shares of common stock issued and outstanding will be reduced from 9,137,223 to approximately 4,569 pursuant to the Reverse Split. After completion of the proposed acquisition of fractional share interests of all shareholders owning less than one whole share after the Reverse Split, we anticipate that the number of record shareholders of our common stock will be reduced from approximately 1,367 to 225, and the number of shares of common stock issued and outstanding to be further reduced to 4,441. The cash out of fractional shareholder interests represents, on a pre-Reverse Split basis, the anticipated cancellation of 254,751 shares of common stock, or approximately 3% of our outstanding shares of common stock on the Record Date.

We estimate that the total cash to be paid to shareholders holding less than one whole share as a result of the Transaction will be approximately $108,269. In addition, the expenses incurred to effect the Transaction are estimated to be $140,250. These costs and expenses are expected to be paid out of our currently available cash, but we may be required to borrow money under our credit facility to finance all or a portion of the costs of the Transaction. The fractional shares acquired in the Transaction will be retired and returned to the status of authorized but unissued shares of common stock.

Other than as described herein, we do not have any plans or proposals that would relate to or result in:

•                                         an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets;

•                                         any purchase, sale or transfer of a material amount of our assets;

•                                         any material change in our present dividend rate or policy, or indebtedness or capitalization;

•                                         any change in our present board or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; or

•                                         any other material change in our business or corporate structure.

Reasons for the Transaction

We have derived only minimal benefits from being a reporting company. Our common stock has failed to attract institutional investors or market research attention. This has resulted in a relatively low trading volume and market capitalization, which has limited the liquidity benefit to our shareholders. Additionally, we are not currently contemplating a capital raise or other significant transaction through issuance of equity.

The legal requirements of public companies, including those recently enacted pursuant to the Sarbanes-Oxley Act of 2002, create large administrative and financial burdens for any public company. If we cease to be subject to the reporting requirements under the Exchange Act, we estimate that our savings will be at least $218,000 per year, including legal, accounting and printing fees attributable to such reporting requirements. These savings are exclusive of additional costs we would incur to comply with Section 404 of the Sarbanes-Oxley Act and other disclosure requirements of the Exchange Act to take effect in 2008. We would also expect reductions in other administrative costs associated with being a public company, including investor relation expenses and annual meeting costs.

Our management does not believe that we can prudently pay the expense of complying with these legal requirements in light of the fact that we have not realized many of the benefits normally presumed to result from being a publicly traded company (such as the development or existence of an active trading market for and liquidity of our common stock, enhanced corporate image, and the ability to use our common stock to attract, retain and grant incentives to employees).

We expect to benefit from substantial cost savings as a result of the Transaction and “going private,” primarily from avoiding various Exchange Act compliance costs. The Transaction will also allow our management and employees to devote more time and effort to improving our operations by eliminating the time spent complying with our financial reporting requirements under the Exchange Act and managing shareholder relations.

Moreover, the Transaction will provide shareholders with fewer than 2,000 pre-Reverse Split shares with an efficient way to cash out their investment because we will pay all transaction costs in connection with the Transaction. Otherwise, shareholders with small holdings would likely incur brokerage fees that are disproportionately high relative to the market value of our common stock.

Factors Considered by the Special Committee

In the course of reaching its decision to implement the Transaction, the Special Committee, on behalf of the Company, considered various factors that would affect both shareholders who retain their shares of our common stock and those that would be cashed-out. The Special Committee, on behalf of the Company, made its determination that the Transaction was fair to (i) our unaffiliated shareholders that will be cashed-out and (ii) our unaffiliated shareholders that will continue to hold our common stock after the Transaction. The following factors favoring the Transaction as fair to our unaffiliated shareholders that will be cashed out were considered by the Special Committee:

•                                         the opinion of Craig-Hallum Capital Group LLC that, as of October 3, 2007, the date of its opinion, and based upon and subject to the assumptions made, matters considered and limitations of its review described in its written opinion, the consideration to be paid to shareholders who receive a cash payment in lieu of fractional shares in the Reverse Split is fair, from a financial point of view, to such shareholders;

•                                         the current market price of our common stock on the OTCBB, as well as the current market prices of other companies’ common stock in our same market segment;

•                                         the historical market prices of our common stock on the OTCBB for the past three years, as well as the historical valuations that have been ascribed to other companies in our same market segment;

•                                         the current net book value of the Company, as well as the current net book value of other companies in our same market segment;

•                                         the going concern value of the Company, as well as the going concern value of other companies in our same market segment;

•                                         the value being paid to the owners of fewer than 2,000 pre-Reverse Split shares is higher than the market value, based on the $0.20 closing price on October 2, 2007 (the date immediately preceding the date of the most recent determination by the Special Committee of the fairness of the Transaction);

•                                         the ability of smaller shareholders to receive cash for their shares without being burdened by disproportionately high service fees or brokerage commissions; and

•                                         the ability of shareholders wishing to remain shareholders to purchase sufficient shares in advance of the Record Date to cause them to own more than 2,000 pre-Reverse Split shares.

The following factors favoring the Transaction as fair to our unaffiliated shareholders that will continue to hold our shares after the Transaction were considered by the Special Committee:

•                                         anticipated reductions in the expenses of compliance with the reporting, proxy statement disclosure and internal controls compliance requirements of U.S. securities laws and the associated drain on management time and attention;

•                                         the anticipated difficulty of recruiting and retaining officers and directors necessary for our continued progress as a result of public company regulatory complexity and potential individual personal exposure, exacerbated by the directors’ belief that the higher cost of meaningful insurance coverage to mitigate this exposure, was not justified in view of our other financial obligations; and

•                                         the disproportionate current and expected increased cost of regulatory compliance and other necessary public company expenses relative to our current size and its negative impact on our competitiveness and potential long-term success.

The most weight was given to our pre-announcement historical stock price performance. Approximate equal weighting was given to the other factors. The Special Committee also considered the following potential adverse factors of the Transaction:

•                                         following the Transaction, the shareholders owning fewer than 2,000 shares of common stock before the Reverse Split will cease to hold any equity interest and will lose their ability to participate in our future growth, if any, or benefit from increases, if any, in the value of our common stock. This factor is somewhat mitigated by the fact that these shareholders may purchase shares of our common stock before the Reverse Split in order to exceed the 2,000 share threshold and avoid being cashed out;

•                                         the Transaction is being effected under the MBCA without shareholder consent;

•                                         the Board did not select an independent representative to act solely on behalf of the independent shareholders. This, coupled with the lack of shareholder vote, gave unaffiliated shareholders no say in negotiating the terms of the Transaction;

•                                         the market for our common stock will become extremely illiquid or even non-existent after the Transaction; and

•                                         the payment for fractional shares is a taxable transaction for shareholders.

The Special Committee, on behalf of the Company, determined that the Transaction was fair to (i) our unaffiliated shareholders that will be cashed-out and (ii) our unaffiliated shareholders that will continue to hold our common stock after the Transaction despite the lack of consideration given to the Company’s liquidation value. The Special Committee did not consider the liquidation value, because the liquidation value, which is derived by aggregating the estimated amount of money the assets of the Company could be sold for and subtracting from that sum all of the Company’s outstanding debt, is negative since the Company’s outstanding debt exceeds the aggregate value of the Company’s assets. The Special Committee also noted that there were no purchases by affiliates of the Company during the past two years. In addition, despite management’s unsuccessful attempts over the last two years to locate potential merger or acquisition candidates, no firm offers were made by non-affiliates during the past two years related to a merger or consolidation of the Company, the purchase of all or a substantial portion of the Company’s assets, or the purchase of securities in the Company such that the party would exercise control over the Company.

MBCA Section 302A.402(2) provides that the board of directors alone, without shareholder approval, may authorize a share combination if, as a result of the share combination:

(1)           the rights or preferences of the holders of outstanding shares of any class or series will not be adversely affected; and

(2)           the percentage of authorized shares of any class or series remaining unissued after the combination will not exceed the percentage of authorized shares of that class or series that were unissued before the combination.

With respect to the requirements of paragraph (1) above, Section 302A.402(4) provides that “an increase or decrease in the relative voting rights of the shares that are the subject of the division or combination that arises solely from the increase or decrease in the number of shares outstanding is not an adverse effect on the outstanding shares of any class or series.”  We will file amendments to our Articles of Incorporation adjusting our authorized common stock to reflect the effects of the Reverse Split so that the requirements of paragraph (2) above are met. In addition, Section 302A.402(4) of the MBCA provides that “any increase in the percentage of authorized shares remaining unissued arising solely from the elimination of fractional shares under Section 302A.423 must be disregarded.”

MBCA Section 302A.423(1)(b) expressly provides that, in lieu of issuing fractional shares, a corporation may “pay in money the fair value of the fractions of a share as of the time when persons entitled to receive the fractions are determined.”  The Special Committee has determined that the consideration to be paid to shareholders owning fractional shares after the Reverse Split is fair, from a financial point of view, to such shareholders. Further, any shareholder who would otherwise be cashed out in the Transaction but who wishes to remain a shareholder following the Transaction may make the decision to purchase sufficient shares in advance of the Record Date to cause it to own more than 2,000 pre-Reverse Split shares.

The Transaction is being effected without the procedural safeguards set forth in Item 1014(c)(d) and (e) of Regulation M-A, which include approval of the Transaction by the shareholders of the Company, the majority of directors who are not employees of the Company retaining an unaffiliated representative to act solely on behalf of the unaffiliated shareholders, and approval of the transaction by a majority of the directors who are not employees of the Company. However, in an effort to ensure procedural fairness to the unaffiliated shareholders, the Board appointed Dr. Zavoral and Mr. Stehlik, as the independent directors on the Board, to constitute the Special Committee to act on behalf of the Board to evaluate and approve or disapprove a going-private transaction and to determine a fair price to be paid to the shareholders to be cashed out should we complete a going-private transaction. Both Dr. Zavoral and Mr. Stehlik are “independent” directors under Nasdaq listing standards and neither has a significant stock ownership in the Company that would prevent them from being totally independent with respect to the Transaction. The Board considered appointing Michael Tate (a director of the Company) to the Special Committee also, but the Board determined that his significant stock ownership in the Company prevented him from being independent with respect to the Transaction. The Board placed no restrictions on the authority of the Special Committee to consider and approve or disapprove a going-private transaction.

With respect to the fairness of the Transaction to unaffiliated shareholders whose stock would not be cashed out in the Transaction, the Special Committee and the Board also relied on the fact that the amount being paid to shareholders whose stock would be cashed out was fair. In addition, the Special Committee and Board noted that voting control over approximately 23% of the shares, including convertible securities, held by shareholders who would remain shareholders after the Transaction was held by members of the Board so that the interests of such holders were aligned with the interests of the members of the Board. The procedural fairness to unaffiliated shareholders is also supported by the fact that a shareholder can decide whether to remain a shareholder or be cashed out by buying or selling shares so as to hold more or less than 2,000 shares on the Record Date. Finally, those shareholders who will not be cashed out in the Transaction have the opportunity to benefit from any possible future increase in the value of their shares.

The opinion of Craig-Hallum Capital Group LLC will be made available for inspection and copying at our principal executive offices during its regular business hours by any interested shareholder or representative of such shareholder who has been so designated in writing. We will also send a copy of the opinion by regular, first-class mail or email to any interested shareholder or representative of such shareholder who has been so designated in writing upon written request and at our expense. Additionally, the opinion has also been filed with the SEC as an exhibit to our Transaction Statement on Schedule 13E-3.

Alternatives to the Transaction

Our Board of Directors has considered alternatives to the Transaction. Our management has proposed our sale to third parties and pursued mergers with and acquisitions of other manufacturers in an effort to expand and strengthen our product line and improve our manufacturing capabilities to reach a broader market segment and improve operating margins. Since 2004, we have entered into negotiations with a total of seven different manufacturing companies, but have terminated negotiations with each of them for varied reasons, the predominant reason being a determination by our Board that the prospective transaction would not be in the best interests of the Company or our shareholders at the terms discussed. In 2005, our management also entered into discussions with an investment banking firm based in the Eastern United States with respect to locating suitable prospects for a merger, acquisition or similar transaction, but after considerable investigation, with the assistance of the investment bank, determined that there were not sufficient prospects relevant to potential costs for us to pursue such a transaction.

Effect of the Transaction

Effect of the Transaction on our Shareholders. Based on information available to us, we estimate that the Transaction will reduce the total number of record shareholders of our common stock from approximately 1,367 to approximately 225. The reduction in the number of our record shareholders below 300 will enable us to terminate the registration of our common stock under the Exchange Act and will substantially reduce the information required to be furnished by us to the public, including our shareholders.

We intend to apply for termination of registration of our common stock under the Exchange Act as soon as practicable following completion of the Transaction. However, the Special Committee reserves the right, in its discretion, to abandon the Transaction prior to the proposed Effective Date if it determines that abandoning the Transaction is in our best interests and the best interests of our shareholders. In particular, if we believe that as of the Record Date the Reverse Split would result in more than 20% of our common stock being cancelled, which is not permitted by Minnesota law, we will take action to suspend or withdraw the Reverse Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the MBCA, including, by adjusting the split ratios used in the Reverse Split or, in the alternative, taking corporate action to obtain shareholder approval of the proposed split transaction.

When the Transaction is consummated, shareholders owning fewer than 2,000 shares of common stock will no longer have any equity interest and will not participate in our future earnings or any increases in the value of our assets or operations. Thus, only our executive officers, directors and continuing shareholders will benefit from any future increase in our earnings. The shareholders that will continue to have an equity interest after the Transaction will own a security, the liquidity of which will be severely restricted.

Shareholders owning fewer than 2,000 shares of common stock immediately prior to the Reverse Split will, following the Transaction, have their pre-Reverse Split shares cancelled and converted into the right to receive cash payment. As soon as practicable after the Effective Date of the Transaction, we will send these shareholders a letter of transmittal with instructions as to how such shareholders will be paid the cash payment. The letter of transmittal will include instructions on how to surrender stock certificates to our exchange agent. Shareholders owning 2,000 or more shares of common stock immediately prior to the Reverse Split will not receive any cash payment for their whole or fractional shares of common stock resulting from the Reverse Split.

We intend that the Transaction apply to shareholders owning shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. However, shareholders owning fewer than 2,000 shares of common stock in street name through a nominee immediately prior to the Reverse Split will need to notify us on or before          , 2007 to ensure that their shares will be cancelled and converted into the right to receive cash payment in the Transaction and that we comply with the requirements of the MBCA.

Potential Disadvantages of the Transaction to Shareholders. While we believe that the Transaction will result in the benefits described above, several disadvantages should also be noted:

•                                         after the Transaction, our common stock will not be eligible for trading on the OTCBB, and our shareholders will experience reduced liquidity for their shares of common stock, and this reduced liquidity may adversely affect the market price of the common stock;

•                                         after the Transaction, we will terminate the registration of our common stock under the Exchange Act and we will no longer be subject to the reporting requirements under the Exchange Act, such as periodic filings of financial statements and proxy or information statement disclosures in connection with shareholder meetings;

•                                         we will no longer report our quarterly or annual results of operations or activities in reports filed with the SEC under the Exchange Act;

•                                         because the reporting requirements of the Exchange Act will no longer apply, less information about us will be required to be furnished to our remaining shareholders. It is expected that all but approximately 225 of our current shareholders of record will be fully cashed out in the Transaction. Remaining shareholders will retain their rights to inspect our books and records and financial statements in accordance with the terms of Section 302A.461 of the MBCA;

•                                         the reporting and short-swing profit recapture provisions of Section 16 of the Exchange Act will no longer apply to our executive officers, directors and 10% shareholders;

•                                         we will no longer engage our independent accountants to audit the Company, but may engage them to conduct a review of our financial statements;

•                                         our working capital and assets will be decreased to fund the purchase of fractional shares and the transaction costs of the Transaction;

•                                         the shareholders owning fewer than 2,000 shares of common stock on the Record Date will, after giving effect to the Transaction, no longer have any equity interest and therefore will not participate in our future earnings or growth, if any;

•                                         the Transaction will require shareholders who own fewer than 2,000 shares of common stock on the Record Date to involuntarily surrender their shares in exchange for cash, rather than choosing their own time and price for disposing of their common stock;

•                                         shareholders who own fewer than 2,000 shares of common stock on the Record Date will not benefit from any use by the Company after the Record Date of operating loss carryforwards; however, given the Company’s performance history and the limited duration of the tax benefits from the operating loss carryforwards, it is likely that some, if not most, of the existing operating loss carryforwards will expire unused.

•                                         as a result of the termination of our reporting obligations under the Exchange Act, we will not have the ability to raise capital in the public capital markets; and

•                                         we may have less flexibility in attracting and retaining executives and employees since equity-based incentives (such as stock options) tend not to be as attractive in a privately held company.

Financial Effect of the Transaction. Completion of the Transaction will require us to spend approximately $140,250, which includes legal, financial, accounting and other fees and costs related to the transaction. This estimate does not include the cost of the aggregate cash payment to shareholders holding fewer than 2,000 shares of common stock prior to the Reverse Split, which we estimate will be approximately $108,269. These costs will be offset by the costs we would otherwise incur as a public company to comply with SEC reporting requirements, which we estimate to be at least $218,000 per year, exclusive of additional costs we would incur to comply with Section 404 of the Sarbanes-Oxley Act and other disclosure requirements of the Exchange Act that are set to take effect in 2007. As a result, we may have decreased working capital following the Transaction and this could have a material adverse effect on our liquidity, results of operations and cash flow. We may be required to borrow money under our credit facility to finance all or a portion of the costs of the Transaction, including the cash payments to holders of fewer than 2,000 pre-Reverse Split shares of our common stock.

Reports, Opinions or Appraisals

Opinion of Craig-Hallum Capital Group LLC. In connection with the proposed transaction, the Special Committee engaged Craig-Hallum Capital Group LLC to render an opinion as to the fairness, from a financial point of view, to the shareholders whose shares we would acquire in the “going private” transaction of the consideration such shareholders would receive in the transaction. On October 3, 2007, at a meeting of the Special Committee, Craig-Hallum delivered its opinion, that as of October 3, 2007, the cash consideration to be paid by us in the proposed going-private transaction is fair, from a financial point of view, to our shareholders who will receive cash in the transaction in lieu of receiving fractional shares of common stock. Subsequently, Craig-Hallum confirmed its fairness opinion in writing.

Upon written request, we will furnish a copy of the report to any interested shareholder or any representative designated by the shareholder in writing, at our expense. The report has also been filed with the SEC as an exhibit to our Transaction Statement on Schedule 13E-3. Craig-Hallum consented to the filing of its report with the Schedule 13E-3.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Nevertheless, the following is a brief summary of Craig-Hallum’s written opinion addressed to the Special Committee on October 3, 2007 that, subject to the assumptions, qualifications and limitations set forth in its opinion, the cash consideration to be paid by us in the proposed going-private transaction is fair, from a financial point of view, to our shareholders who will receive cash in the proposed going-private transaction. The Special Committee selected Craig-Hallum after interviewing and evaluating the qualifications of three investment banking firms (including Craig-Hallum) with extensive valuation experience. Craig-Hallum was selected by the Special Committee based on its qualifications and expertise in providing financial advice to companies and, in particular, its experience in the valuation of manufacturing related businesses.

The full text of Craig-Hallum’s written opinion is attached to the Schedule 13E-3 as Exhibit (c)(ii), and the summary of the opinion set forth below is qualified in its entirety by reference to such opinion. Our shareholders are urged to, and should, read the Craig-Hallum opinion carefully in its entirety for a complete statement of the considerations and procedures followed, factors considered, findings, assumptions and qualifications made, the bases for and methods of arriving at such findings, limitations on the review undertaken in connection with the opinion, and judgments made or conclusions undertaken by Craig-Hallum in reaching its opinion. The opinion was furnished for the use and benefit of the Special Committee in connection with its consideration of the proposed going-private transaction. Craig-Hallum believes, and so advised the Special Committee, that its analysis must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all factors and analysis, could create an incomplete view of the process underlying the opinion.

Craig-Hallum’s opinion addresses only the fairness, from a financial point of view, of the cash consideration to be paid in the going-private transaction to our shareholders. Craig-Hallum was not requested to opine as to, and its opinion does not address:

•                                          the underlying business decision of the Special Committee or the Board or any other party to proceed with or effect the proposed going-private transaction;

•                                          the fairness of any portion or aspect of the proposed going-private transaction not expressly addressed in its opinion;

•                                          the fairness of any portion of the proposed going-private transaction to the holders of any class of our securities, our creditors or to our other constituencies, or any other party other than those set forth in its opinion;

•                                          the relative merits of the proposed going-private transaction as compared to any alternative business strategies that might exist or the effect of any other transaction in which we might engage;

•                                          the tax or legal consequences of the proposed going-private transaction to us, our security holders, or any other party;

•                                          the fairness of any portion or aspect of the proposed going-private transaction to any class or group of our security holders compared to any other class or group of our other security holders; and

•                                          the financing of the proposed going-private transaction.

Furthermore, no opinion, counsel or interpretation was intended with respect to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. In connection with its opinion, Craig-Hallum made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Craig-Hallum has:

•                                          reviewed the draft dated October 3, 2007 of the Schedule 13E-3;

•                                          reviewed and analyzed certain publicly available financial and other data of ours;

•                                          reviewed and analyzed certain financial forecasts of ours prepared by our management;

•                                          reviewed and analyzed certain internal financial information of ours prepared by the our management;

•                                          discussed our past and present operations and financial condition and prospects with our management;

•                                          reviewed the historical prices and trading activity for our common stock and analyzed its implied valuation multiples;

•                                          compared our financial performance with that of certain other publicly traded companies deemed by Craig-Hallum to be comparable;

•                                          reviewed certain publicly available financial data for certain merger and acquisition transactions involving companies operating in industries deemed by Craig-Hallum to be comparable;

•                                          reviewed certain publicly available financial data for reverse stock split transactions;

•                                          performed a discounted cash flow analysis, based on estimates of projected financial performance prepared by our management; and

•                                          performed such other analyses and considered such other factors as they deemed appropriate.

In rendering its opinion, Craig-Hallum relied upon and assumed, without independent verification, the accuracy and completeness of the financial statements and other information provided by us or otherwise made available to it and has not assumed responsibility independently to verify such information. Craig-Hallum further relied upon the assurances made by us that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial forecasts, reflects the best currently available estimates and judgment of our management and that we are not aware of any information or facts that would make the information provided to Craig-Hallum incomplete or misleading. Craig-Hallum expressed no opinion regarding such financial forecast or the assumptions on which it is based. Without limiting the generality of the foregoing, in arriving at its opinion, Craig-Hallum relied on our management’s assumptions regarding cost savings and other pro forma effects anticipated to result from the Transaction.

In arriving at its opinion, Craig-Hallum did not perform any appraisals or valuations of any of our specific assets or liabilities (contingent or otherwise) and have not been furnished with any such appraisals or valuations. Craig-Hallum has not expressed an opinion regarding our liquidation value.

Craig-Hallum’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed as of the date of the opinion, and are subject to evaluation as of such date; events occurring after the date of its opinion could materially affect the assumptions used in preparing the opinion. No company or transaction used in Craig-Hallum’s analyses for comparative purposes is identical to Magstar or the proposed Transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Craig-Hallum did not make separate or quantifiable judgments regarding individual analyses.

Craig-Hallum expressed no opinion with respect to the prices at which shares of our common stock have traded or may trade following announcement or consummation of the Transaction or at any future time. Craig-Hallum did not consider any benefits that may inure to any of our shareholders as a result of the Transaction or any related transaction other than in such party’s capacity as a shareholder who receives cash in the Transaction. Craig-Hallum did not recommend to the Special Committee any specific Transaction consideration or advise the Special Committee that any specific amount of consideration constituted the only appropriate amount of consideration for the Transaction. The Special Committee, on behalf of the Company, determined the amount of consideration to be paid.

The following is a summary of the material analyses and other information that Craig-Hallum prepared and relied on in delivering its opinion to the Special Committee. This summary includes information presented in tabular format. In order to understand fully the financial analyses used by Craig-Hallum, these tables must be read together with the text of each summary.

Historical Stock Trading Analysis. Craig-Hallum reviewed and analyzed recent and historical trading in our common stock, which is very thinly traded on the OTCBB. Craig-Hallum noted that over the past 52 weeks, an average of approximately 5,040 shares have traded each day. Craig-Hallum noted that the closing price of our common stock over this period ranged from $0.20 to $0.58. Based on the closing stock price of $.20 on October 2, 2007, our market capitalization was approximately $1.8 million which, together with the principal balance of the interest-bearing debt of $3.5 million (we held no excess cash), implied an enterprise value of approximately $5.3 million.

Because our shares of common stock are not listed on any exchange (such as the New York Stock Exchange or Nasdaq) and has a relatively small public float and low trading volume, Craig-Hallum informed the Special Committee that the quoted market prices may not represent a reliable indication of market value for the common stock. However, Craig-Hallum’s analysis indicated that the consideration to be received by the fractional shareholders of $0.425 per share represented the following premiums to market prices:

•                                          a premium of 112.5% based on the closing market price on October 2, 2007 of $0.20 per share.

•                                          a premium of 112.5% based on the average price of $0.20 per share over the one week period ended October 2, 2007.

•                                          a premium of 63.5% based on the one-month average market price of $0.26 per share.

•                                          a premium of 57.4% based on the sixty-day average market price of $0.27 per share.

•                                          a premium of 41.7% based on the ninety-day average market price of $0.30 per share.

•                                          a premium of 25.0% based on the six-month volume weighted average market price of $0.34 per share.

•                                          A premium of 11.8% based on the 12-month volume weighted average market price of $0.38 per share.

Comparable Public Company Analysis. Craig-Hallum reviewed certain of our financial and stock market information and compared such information to the corresponding information, financial ratios and valuation multiples of a selected group of public companies deemed by Craig-Hallum to be comparable to us. In selecting comparable public companies, Craig-Hallum considered lines of business, markets, customers, financial characteristics and other factors. As part of its selection process, Craig-Hallum excluded companies with market capitalizations in excess of $500 million. The companies selected for the comparable public companies analysis were:

•                                          Allied Motion Technologies, Inc.

•                                          Constar International, Inc.

•                                          Core Molding Technologies, Inc.

•                                          CyberOptics Corp.

•                                          Hardinge, Inc.

•                                          Hawk Corp.

•                                          Highway Holdings Ltd.

•                                          Hurco Companies, Inc.

•                                          K-Tron International, Inc.

•                                          LS Starrett Co.

•                                          NN, Inc.

•                                          SigmaTron International, Inc.

•                                          Simclar, Inc.

•                                          Thermodynetics, Inc.

•                                          TriMas Corp.

•                                          Twin Disc, Inc.

•                                          WSI Industries, Inc.

For each of the selected companies, Craig-Hallum used publicly available financial data and published research estimates to calculate certain valuation multiples and compared these valuation multiples to valuation multiples for the Company derived from the enterprise value implied by the $0.425 per share price to be paid to shareholders in lieu of fractional shares in the Transaction. The following data is based on Craig-Hallum’s comparable public company analysis:

	Comparable Public Companies								Transaction Consideration
	Low		Mean		Median		High		Multiples(1)
Enterprise Value to LTM Revenue	.26	x	.86	x	.71	x	1.81	x	.84	x
Enterprise Value to LTM EBITDA	2.7	x	8.3	x	8.1	x	14.7	x	19.5	x

Enterprise Value to CFY Estimated EBITDA (2)	5.2	x	7.4	x	7.0	x	9.8	x	17.7	x

(1)                               Based on the enterprise value of MagStar implied by a $0.425 per share common stock price.

(2)                               Based on MagStar’s management estimate for 2007 EBITDA. CFY estimates were only available for the following comparable public companies: CyberOptics Corp., Hardinge, Inc., Hawk Corp., Hurco Companies, Inc., NN, Inc. and TriMas Corp.

Craig-Hallum noted that (i) the transaction consideration multiple based on the latest twelve months (LTM) revenue approximated the mean multiple and slightly exceeded the median multiple of the comparable public companies, (ii) the transaction consideration multiple based on LTM earnings before interest, taxes, depreciation and amortization (EBITDA) was above the high multiple of the comparable public companies and (iii) the transaction consideration multiple based on current fiscal year (CFY) estimated EBITDA was above the high multiple of the comparable public companies.

Merger and Acquisition Transaction Analysis. Craig-Hallum reviewed merger and acquisition transactions involving public companies that it deemed generally comparable to our Company. The transactions were selected from a broad set of publicly disclosed transactions that closed since 2005 and with enterprise values less than $500 million. It should be noted that in employing the merger and acquisition transaction analysis, Craig-Hallum did not seek to evaluate Rule 13e-3 transactions in particular. Rather, Craig-Hallum sought to evaluate transactions specific to industry segments similar to our business. Craig-Hallum also noted that a key difference between the merger and acquisition transaction analysis and the comparable public company analysis is that the multiples used in the merger and acquisition transaction analysis are based upon change-of-control transactions compared to public market prices that represent minority interest values. Based on this analysis, Craig-Hallum selected ten transactions as set forth in the table below:

Target	Acquirer

Bairnco Corp.	Steel Partners II, L.P.
TB Woods Corp.	Altra Industrial Motion, Inc.
Rotonics Manufacturing, Inc	Spell Capital Partners Fund III, L.P.
The Oilgear Company	Mason Wells Buyout Fund II, L.P.
MPW Industrial Services Group, Inc.	Noir Acquisition Corporation
Summa Industries	Habasit Holding AG
Woodhead Industries, Inc.	Molex Incorporated
Knape & Vogt Manufacturing Co.	Wind Point Partners
Chart Industries, Inc.	First Reserve Fund X, L.P.
Thomas Industries, Inc.	Gardner Denver, Inc.

	Merger and Acquisition Transactions								Transaction Consideration
	Low		Mean		Median		High		Multiples (1)
Enterprise Value to LTM Revenue	.40	x	.92	x	.90	x	1.32	x	.84	x
Enterprise Value to LTM EBITDA	4.1	x	7.8	x	7.4	x	11.9	x	19.5	x

(1)                                  Based on the enterprise value of MagStar implied by a $0.425 per share common stock price.

Craig-Hallum noted that (i) the transaction consideration multiple based on the LTM revenue was slightly lower than the mean and median of the merger and acquisition transaction multiples and (ii) the transaction consideration multiple based on LTM EBITDA was above the high multiple of the merger and acquisition transactions.

Discounted Cash Flow Analysis. Craig-Hallum performed a discounted cash flow analysis to derive indications of enterprise value. Craig-Hallum based its discounted cash flow analysis on projections of debt-free cash flows of MagStar for years ending December 31, 2007 through 2012. These projections were provided by our management and were not independently verified by Craig-Hallum. In its analysis, Craig-Hallum used discount rates ranging from 18.0% to 22.0% based on our estimated weighted average cost of capital. The weighted average cost of capital was determined using the build-up method which factored in capital markets data on equity rates of return and relevant industry sector returns, interest rates and risk factors specific to our Company included our relatively small market capitalization. Based on its analysis and judgment, Craig-Hallum considered our projected long-term capital structure as well as the capital structure of the comparable public companies. Craig-Hallum calculated a terminal value at the end of 2012 using a perpetuity growth model assuming constant growth rates of free cash flow of 4.5% to 6.5%. Craig-Hallum’s discounted cash flow analysis yielded an implied reference range per share of our common stock of $0.08 to $0.30 as compared to the cash-out price of $0.425 per share of our common stock.

Summary Analysis of Recent Going-Private Transactions. Craig-Hallum reviewed publicly available information, including SEC filings and databases, related to 20 recent “going private” transactions that were effectuated by means of a reverse stock split and that occurred since 2004. Craig-Hallum analyzed the premiums paid in these transactions relative to the one week average price, the one month average price, the 60 day average price and the 90 day average price of the underlying shares of common stock prior to the announcement of the transaction. The low, mean, median and high premiums observed were as follows:

	Premiums Paid in Reverse Stock Split Transactions
	Low	Mean	Median	High
One Week Average Price	4.2%	30.0%	23.5%	85.8%
One Month Average Price	2.6%	31.4%	22.9%	94.0%
60 Day Average Price	5.4%	32.0%	22.5%	108.1%
90 Day Average Price	6.3%	32.1%	22.1%	101.7%

Based on the $0.425 cash-out price of our common stock in the Transaction, the corresponding one week average, one month average, 60 day average and 90 day average premiums for our common stock were 112.5%, 63.5%, 57.4%, and 41.7%, respectively. Compared to the reverse stock split transactions, our one week average premium was above the high premium paid in the reverse stock split transactions and our one month, 60 day average and 90 day average premiums exceeded the average premiums paid in the reverse stock split transactions.

Other. Craig-Hallum, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. Craig-Hallum has not previously provided us with any financial advisory services.

We have agreed to pay Craig-Hallum a fee of $45,000 (plus reimbursement for out-of-pocket expenses, including legal fees which are approximately $6,000) in connection with the services provided by it under an engagement agreement, of which $15,000 was paid upon execution of the engagement agreement, and $30,000 became due upon Craig-Hallum informing the Special Committee that it was prepared to deliver its opinion. No portion of Craig-Hallum’s fee is contingent upon consummation of the Transaction or the conclusion reached by Craig-Hallum in its fairness opinion. We have agreed to indemnify Craig-Hallum against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Craig-Hallum’s engagement and any related transactions.

Related Party Transactions

We have notes payable to three related parties:  Activar, Inc., Activar Properties, Inc. and Richard McNamara. Pursuant to a promissory note dated April 1, 2004 in favor of Activar, Inc., we have an outstanding obligation to Activar, Inc. of $500,000 as of September 27, 2007. Pursuant to an extension with Activar, Inc., the note currently has a maturity date of July 1, 2008. Although the note accrues interest at 3% per annum, Activar forgave accrued interest in the amount of $15,000 each for the fiscal years ended December 31, 2006 and 2005. The forgiveness of accrued interest was recorded to additional paid in capital.

In addition, we entered into a promissory note dated January 24, 2005 with Activar in the principal amount of $285,000. Pursuant to an extension with Activar, the note currently has a maturity date of July 1, 2008. Although the note accrues interest at 3% per annum, Activar forgave accrued interest in the amounts of $8,550 and $7,213 for the fiscal years ended December 31, 2006 and 2005, respectively. The forgiveness of accrued interest was recorded to additional paid in capital. The outstanding balance of this note as of December 31, 2006 and December 31, 2005 was $285,000. James Reissner, a director of the Company, held all of the equity interest of Activar, Inc. as of the end of the fiscal periods referenced above.

Pursuant to a promissory note dated April 1, 2004 in favor of Richard McNamara, we have an outstanding obligation to Mr. McNamara of $1,946,154 as of September 27, 2007. The outstanding balance of this note as of December 31, 2006 and December 31, 2005 was $58,885. Pursuant to an extension with Mr. McNamara, the note currently has a maturity date of July 1, 2008. Although the note accrues interest at 3% per annum, Mr. McNamara forgave accrued interest in the amount of $35,782 in each of the fiscal years ended December 31, 2006 and 2005. The forgiveness of accrued interest was recorded to additional paid in capital. Mr. McNamara was a director of the Company until April 2007, and remains a beneficial holder of in excess of 10% of our voting shares.

Pursuant to a promissory note dated April 1, 2004 in favor of Activar Properties, Inc., we have an outstanding obligation to Activar Properties, Inc. of $340,000 as of September 27, 2007. The outstanding balance of this note as of December 31, 2006 and December 31, 2005 was $340,000. Pursuant to an extension with Activar Properties, Inc., the note currently has a maturity date of July 1, 2008. Although the note accrues interest at 3% per annum, Activar Properties forgave accrued interest in the amounts of $10,200 and $31,603 relating to the fiscal years ended December 31, 2006 and 2005, respectively. The forgiveness of accrued interest was recorded to additional paid in capital. Mr. McNamara holds all of the equity interest in Activar Properties.

On March 21, 2001, we entered into two sale-leaseback agreements with Activar Properties. On February 25, 2003, we sold the building to Hopkins Eleventh Avenue LLC, an entity wholly owned by Activar Properties, and entered into a sale-leaseback arrangement with Hopkins Eleventh. Since 2001, the leases have been modified, most recently on July 1, 2006. The amended lease combined the former building and equipment lease agreements into one lease. The new lease term is month to month, with monthly payments totaling $16,250. As part of the new lease agreements, Hopkins Eleventh agreed to forgive all deferred rent totaling $942,792 which was recorded to additional paid in capital.

We have determined that the amended lease is in substance a term lease based on our intent to continue to use the equipment and building under the lease for an extended period of time. Since we now lease only a portion of the building, we recognized $494,094 of the deferred gain on sale-leaseback immediately into income. The remaining gain on sale-leaseback related to the building as of July 1, 2006 totaling $557,169 will be amortized over thirty-eight months. The gain on sale-leaseback of equipment will continue to be amortized over the remaining life of the previous term which had eighteen months remaining as of July 1, 2006.

Rent expense on the lease was $213,319 and $343,392 for the years ended December 31, 2006 and 2005, respectively. Included in rent expense is deferred rent of ($29,792) and $343,392 for the years ended December 31, 2006 and December 21, 2005 respectively.

Joseph Petrich, our Chief Financial Officer, is the Chief Financial Officer for Activar, Inc., an affiliated entity. Mr. Petrich does not receive a salary from us for his services, but is eligible for bonuses and option awards in line with our other employees and executives. In 2006, Mr. Petrich received a bonus of $10,000 and an option to purchase 10,000 shares of our common stock at an exercise price of

$0.61 per share. Mr. Petrich is not compensated by Activar, Inc. for services he provides to us, nor is his compensation from Activar, Inc. in any way based upon our performance.

Shareholder Approval

The Transaction has been approved by the Special Committee, with the authority of our Board of Directors. No vote of our shareholders is required to effectuate the Transaction. Pursuant to Section 302A.402 of the MBCA, we may effect a share combination without shareholder approval so long as (i) the rights or preferences of the holders of outstanding shares of any class or series will not be adversely affected and (ii) the percentage of authorized shares of any class or series remaining unissued after the combination will not exceed the percentage of authorized shares of that class or series that were unissued before the combination. For purposes of the requirement set forth in paragraph (ii), the MBCA provides that any increase in the percentage of authorized common stock remaining unissued arising solely from a corporation’s cancellation of fractional shares in accordance with Section 302A.423 of the MBCA will be disregarded. In addition, Section 302A.423 of the MBCA provides that a corporation shall not pay money for fractional shares if that action would result in the cancellation of more than 20% of the outstanding shares of a class or series. Based upon our review of our list of shareholders of record furnished to us by American Stock Transfer Trust Company, our transfer agent, as well as an analysis we have conducted taking into account information furnished to us by American Stock Transfer Trust Company concerning shareholders who beneficially own their stock in street name, referred to as non-objecting beneficial owners and objecting beneficial owners, we have determined that the Reverse Split will not result in the cancellation of more than 20% of the outstanding shares of any class or series. In the event the Reverse Split would result in more than 20% of our common stock being cancelled, which is not permitted by the MBCA, we will take action to suspend or withdraw the Reverse Split. In such event, it is our intent to take all action necessary to reduce the number of shares that would be cancelled and receive a cash payment in lieu of a fractional share to comply with the MBCA, including by adjusting the split ratio used in the Reverse Split, or, in the alternative, taking corporate action to obtain shareholder approval of the proposed Reverse Split.

The Articles of Amendment to our Restated Articles of Incorporation to be filed in connection with the Transaction will contain a statement that the amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares of any class or series that remains unissued after the combination exceeding the percentage of authorized shares of that class or series that were unissued before the combination.

Appraisal Rights

No dissenters’ rights or other rights to appraisal are available to any shareholder under either the MBCA or our Restated Articles of Incorporation, as amended.

Access Rights

We have made no provision in connection with the Transaction to grant our unaffiliated shareholders access to our corporate files or to obtain counsel or appraisal services at our expense.

Source and Amount of Funds

The following is an estimate of the costs that we have incurred or expect to incur in connection with the Transaction, but does not include the cost of the aggregate cash payment to shareholders holding fewer than 2,000 shares of our common stock prior to the Reverse Split, which we estimate will be approximately $108,269. Final costs of the Transaction may be more or less than the estimates shown below. We may be required to borrow money under our credit facility to finance all or a portion of the costs of the Transaction.

Legal fees	$50,000
Transfer and exchange agent fees	$25,000
Printing and mailing costs	$10,000
SEC filing fees	$75
Accounting fees	$4,000
Investment bank fees	$51,000
Shareholder list fees	$250
Miscellaneous	$925
Total	$141,250

We expect to pay the estimated costs, including the amounts to be paid to shareholders holding fewer than 2,000 shares of our common stock, out of our currently available cash. In the event our currently available cash is insufficient to pay such costs, we may draw from our current credit facility with U.S. Bank. The terms and conditions of our credit facility are set forth in that certain Second Amended and Restated Credit Agreement dated as of June 30, 2005, as amended by that certain First Amendment to Second Amended and Restated Credit Agreement dated June 30, 2006, Second Amendment to Second Amended and Restated Credit Agreement dated July 2, 2007, and Third Amendment to Second Amended and Restated Credit Agreement dated as of August 7, 2007, with U.S. Bank National Association, each of which is incorporated herein by reference. The Second Amended and Restated Credit Agreement has been filed as Exhibit 10.1 to our Quarterly Report on Form 10-QSB for the period ended June 30, 2005, and the First Amendment to Second Amended and Restated Credit Agreement has been filed as Exhibit 10.1 to our Current Report on Form 8-K filed on June 30, 2006, while the Second and Third Amendment are filed as exhibits to the Transaction Statement. Each of these agreements is available on the SEC’s website, which can be found at www.sec.gov.

BACKGROUND

The Company

MagStar Technologies, Inc. is the subject company. Our principal executive office is located at 410 11th Avenue, Hopkins, Minnesota 55343, and our telephone number is (952) 935-6921.

Structure of the Transaction

The Special Committee, on the authority of the Board, has authorized the Transaction. The Transaction consists of a 1-for-2,000 reverse split, such that shareholders owning fewer than 2,000 shares of common stock on the Record Date will have such shares cancelled and converted into the right to receive the cash consideration set forth herein. The Transaction is intended to take effect on the date we file certain certificates of amendment to our Articles of Incorporation with the Secretary of State of the State of Minnesota, or on any later date that we may specify in such certificates of amendment, which we will refer to as the Effective Date. At 6:00 p.m. Minneapolis, Minnesota Time on the Effective Date, we will effect a 1-for-2,000 reverse split of the common stock, pursuant to which a holder of 2,000 shares of our common stock on the Record Date will hold one share of the common stock immediately after the reverse split. Any shareholder owning fewer than 2,000 shares of the common stock on the Record Date will receive the right to receive cash in exchange for the resulting fractional share thereof and will no longer be a shareholder. A shareholder owning 2,000 or more shares of common stock immediately before the Transaction will not receive any cash payment for whole or fractional shares resulting from the reverse split.

The Special Committee has set the cash consideration to be paid to cashed out shareholders owning fewer than 2,000 pre-split shares at $0.425 per share for each pre-split share of common stock. The Special Committee determined this value in good faith, based upon factors the Special Committee deemed relevant. We currently estimate that cashed out shareholders will receive cash consideration for their cancelled shares within approximately three weeks after such shareholders submit their cancelled shares in accordance with the instruction letter to be sent by our exchange agent following the Transaction.

The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to and, if completed, will likely terminate the registration of our common stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports with the SEC. In connection with the Transaction, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.

The Company’s Securities

On October 1, 2007, there were approximately 845 record holders of our common stock, not including holders in street name, and 9,137,223 shares outstanding. Our common stock is not listed on an exchange; however, market quotes for our common stock are available on the OTCBB under the symbol “MGST”. We also have 3 record holders of our Series A Preferred Stock, which will not be directly affected by or be a part of the Transaction.

The following table shows the range of high and low closing prices per share of our common stock for the fiscal year periods indicated. The prices in this table represent prices between dealers, and do not include adjustments for retail mark-ups, markdowns or commissions and may not represent actual transactions.

		High	Low
2007:	First Quarter	$0.51	$0.25
	Second Quarter	$0.44	$0.35
	Third Quarter	$0.41	$0.20

		High	Low
2006:	First Quarter	$1.00	$0.60
	Second Quarter	$0.89	$0.52
	Third Quarter	$0.80	$0.55
	Fourth Quarter	$0.58	$0.33

On November 14, 2007, the closing price of our common stock on the OTCBB was $0.28 per share.

We did not declare or pay any cash dividends during 2006 or 2005, and we do not intend to pay dividends on our common stock or Series A Preferred Stock in the foreseeable future. The declaration or payment of dividends, if any, on our capital stock in the future is subject to the discretion of our Board of Directors and will depend on our earnings, financial condition, capital requirements and other relevant factors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us with respect to the beneficial ownership of each class of our capital stock as of November 14, 2007 for (1) each person known by us to beneficially own more than 5% of any class of our voting securities, (2) each of our named executive officers, (3) each of our directors and (4) all of our named executive officers and directors as a group. Except as otherwise indicated, we believe that each of the beneficial owners of our capital stock listed below, based on information provided by these owners, has sole investment and voting power with respect to its shares, subject to community property laws where applicable. Unless otherwise indicated, each natural person is a citizen of the United States, and the address for each listed shareholder is c/o MagStar Technologies, Inc., 410 11th Avenue South, Hopkins, Minnesota  55343. All share amounts as set forth below are prior to the completion of the Transaction.

	Common Stock			Series A Preferred Stock		Total Voting Stock Beneficially	Percent of Total Voting
Name	Number		Percent	Number	Percent	Owned (1)	Power

Jon L. Reissner	233,334	(2)	2.5%	—	0.0%	233,334	2.2%

Joseph A. Petrich	206,667	(3)	2.2%	—	0.0%	206,667	2.0%

Duane R. Bryngelson	180,000	(4)	1.9%	—	0.0%	180,000	1.7%

David Helgerson	116,667	(5)	1.3%	—	0.0%	116,667	1.1%

James L. Reissner 7808 Creekridge Circle, Suite 200 Minneapolis, MN 55439	957,327	(6)	10.4%	250,000	25.0%	1,207,327	11.8%

Michael J. Tate	759,372	(7)	8.2%	125,000	12.5%	884,372	8.7%

Robert Stehlik	22,027	(8)	*	—	0.0%	22,027	*

Dr. James R. Zavoral	22,277	(9)	*	—	0.0%	22,277	*

	Common Stock			Series A Preferred Stock		Total Voting Stock Beneficially	Percent of Total Voting
Name	Number		Percent	Number	Percent	Owned (1)	Power
All named executive officers and directors as a group (8 persons)	2,497,671	(10)	24.8%	375,000	37.5%	2,872,671	25.9%

Richard F. McNamara 7808 Creekridge Circle, Suite 200 Minneapolis, MN 55439	2,535,000	(11)	23.6%	625,000	62.5%	3,160,000	26.9%

Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391-1769	684,900	(12)	6.4%	—	0.0%	684,900	5.8%

* less than 1%.

(1)	Represents number of shares of voting capital stock of the Company held by the shareholder, including shares of common stock and shares of Series A Preferred Stock (on an as-converted basis).
(2)

Includes 233,333 shares of common stock that Mr. Reissner has the right to acquire within 60 days upon the exercise of options, but does not include options to acquire 56,667 shares of common stock that do not vest within such period.

(3)

Includes 206,667 shares of common stock that Mr. Petrich has the right to acquire within 60 days upon the exercise of options, but does not include options to acquire 28,333 shares of common stock that do not vest within such period.

(4)

Includes 180,000 shares of common stock that Mr. Bryngelson has the right to acquire within 60 days upon the exercise of options, but does not include options to acquire 30,000 shares of common stock that do not vest within such period.

(5)

Includes 116,667 shares of common stock that Mr. Helgerson has the right to acquire within 60 days upon the exercise of options, but does not include options to acquire 28,333 shares of common stock that do not vest within such period.

(6)

Does not include (i) 250,000 shares of Series A Preferred Stock which are convertible into 250,000 shares of common stock or (ii) options to acquire 25,000 shares of common stock that have not vested and will not vest within the next 60 days, but does include options to purchase 80,000 shares of common stock that Mr. Reissner has the right to acquire within 60 days.

(7)

Does not include (i) 125,000 shares of Series A Preferred Stock which are convertible into an aggregate of 125,000 shares of common stock or (ii) options to acquire 25,000 shares of common stock that have not vested and will not vest within the next 60 days, but does include options to purchase 80,000 shares of common stock that Mr. Tate has the right to acquire within 60 days.

(8)

Includes 20,000 shares of common stock that Mr. Stehlik has the right to acquire within 60 days upon the exercise of options, but does not include options to acquire 25,000 shares of common stock that do not vest within such period.

(9)

Includes 20,000 shares of common stock that Dr. Zavoral has the right to acquire within 60 days upon the exercise of options, but does not include options to acquire 25,000 shares of common stock that do not vest within such period.

(10)

Includes an aggregate of 371,061 shares of common stock and 250,000 shares of common stock that executive officers and directors have the right to acquire within 60 days upon the exercise of options and warrants, respectively.

(11)

Does not include 625,000 shares of Series A Preferred Stock held by Mr. McNamara, which are convertible into 625,000 shares of common stock or options to acquire 10,000 shares of common stock that have not vested and will not vest within the next 60 days, but does include (i) 80,000 shares of common stock that Mr. McNamara has the right to acquire within 60 days upon the exercise of options, (ii) 250,000 shares of common stock that Mr. McNamara has the right to acquire within 60 days upon the exercise of warrants, and (iii) 7,500 shares held by Activar Properties, Inc. Mr. McNamara served as a director until April 2007. Mr. McNamara is a principal and Chief Executive Officer of Activar Properties, Inc.

(12)

According to a Schedule 13G/A, dated January 12, 2007, as filed with the Securities and Exchange Commission, Perkins Capital Management, Inc. has sole voting power with respect to 155,000 of such shares, and sole dispositive power over all such shares.

Management

Information regarding our Board of Directors and executive officers is located at “Item 9: Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act” of our Form 10-KSB for the fiscal year ended December 31, 2006, which is included as Exhibit A to this Disclosure Document. Additionally, our Form 10-KSB for the fiscal year ended December 31, 2006 and other public filings can be found on the SEC website, located at www.sec.gov.

None of our directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any such person been party to any judicial or administrative proceeding during such time that has resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of a violation of federal or state securities laws.

FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION

Summarized below are certain material federal income tax consequences to us and our shareholders resulting from the Transaction. This summary is based upon United States federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those shareholders who have held their shares as capital assets. This summary does not discuss all aspects of federal income taxation that may be important to shareholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that each shareholder is a United States citizen and has held, and will hold, shares of common stock as capital assets under the Internal Revenue Code of 1986, as amended. Each shareholder should consult its tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

Tax Consequences to MagStar

We believe that the Transaction will be treated as a tax-free “recapitalization” for federal income tax purposes and, accordingly, it should not result in any material federal income tax consequences to us. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Transaction.

Tax Consequences to Shareholders Who Do Not Receive Cash for Fractional Shares

A shareholder who receives no cash payment as a result of the Transaction, but continues to hold shares of our common stock directly immediately after the Transaction, will not recognize any gain or loss for United States federal income tax purposes. The aggregate adjusted tax basis of the shares held immediately after the Transaction will equal the aggregate adjusted tax basis of the shares held immediately prior to the Transaction, and the holding period of the shares will be the same as immediately prior to the Transaction.

Tax Consequences to Shareholders Whose Entire Interest in our common stock, Both Directly and Indirectly, is Terminated

A shareholder who receives a cash payment for a fractional share of our common stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold share of our common stock directly, immediately after the Transaction, will recognize capital gain or loss, for United States federal income tax purposes, equal to the difference between the cash received for the common stock and the aggregate adjusted tax basis in such stock.

Tax Consequences to Shareholders Whose Entire Interest in our common stock, Directly but Not Indirectly, is Terminated

A shareholder that receives cash for a fractional share as a result of the Transaction, but is treated as a continuing shareholder by virtue of being related to a person who continues to hold our shares directly immediately after the Transaction, will recognize capital gain or loss in the same manner as set forth in the previous paragraph, provided that the receipt of cash either (1) is  “not essentially equivalent to a dividend,” or (2) constitutes a “substantially disproportionate redemption of stock,” as described below.

(1)                                  Not Essentially Equivalent to a Dividend. The receipt of cash is “not essentially equivalent to a dividend” if the reduction in the shareholder’s proportionate interest in us resulting from the Transaction (taking into account for this purpose the stock owned by persons to whom the shareholder is related) is considered a “meaningful reduction” given the shareholder’s particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority shareholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will satisfy this test.

(2)                                  Substantially Disproportionate Redemption of Stock. The receipt of cash in the Transaction will be a “substantially disproportionate redemption of stock” if (a) the shareholder owns less than 50% of the total combined voting power of all classes of stock entitled to vote, and (b) the percentage of our voting stock owned by the shareholder (and by persons to whom the shareholder is related) immediately after the Transaction is less than 80% of the percentage of shares of voting stock owned by the shareholder immediately before the Transaction.

In applying the foregoing “Not Essentially Equivalent to a Dividend” and “Substantially Disproportionate Redemption of Stock” tests, the shareholder will be treated as owning shares of common stock actually or constructively owned by certain individuals and entities related to the shareholder. If the receipt of cash in exchange for a fractional share is not treated as capital gain or loss under either of the tests, it will be treated first as ordinary dividend income to the extent of the shareholder’s ratable share of our current and accumulated earnings and profits, then as a tax-free return of capital to the extent of the shareholder’s aggregate adjusted tax basis in the shares, and any remaining amount will be treated as capital gain. Capital gain or loss recognized will be long-term if the shareholder’s holding period with respect to the stock surrendered is more than one year at the time of the Transaction. The deductibility of capital loss is subject to limitations. In the case of a shareholder who is an individual, long-term capital gain and dividend income should generally be subject to United Stated federal income tax at a maximum rate of 15%.

The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific shareholder. Shareholders are urged to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Transaction, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

FINANCIAL AND OTHER INFORMATION

Historical Financial Information

Our historical financial information is located at “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Item 8—Financial Statements and Supplementary Data” of our Annual Report on Form 10-KSB for the year ended December 31, 2006, which is included as Exhibit A to this Disclosure Document and in our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007, which is included as Exhibit B to this Disclosure Document.

Pro Forma Consolidated Financial Statements (Unaudited)

The following unaudited pro forma financial information presents the effect on our historical financial position of the $248,519 in fees and expenses to be incurred by MagStar in connection with the transaction. Our unaudited pro forma consolidated balance sheet as of September 30, 2007 reflects the transaction as if it occurred on that balance sheet date. Our book value per share is also as of September 30, 2007, the most recent balance sheet presented. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 reflect the transaction as if it occurred as the beginning of each period.

The following unaudited pro forma financial information is not necessarily indicative of what our actual financial position would have bee had the cash merger been consummated as of the above-referenced sates or of the financial position that may be reported by us in the future.

Balance Sheet	September 30, 2007	Pro Forma Adjustments		Pro Forma September 30, 2007
Assets
Cash	$600			$600
Accounts Receivable	1,250,682			1,250,682
Inventories	2,047,124			2,047,124
Other Assets	272,114			272,114
Total Assets	$3,570,520			$3,570,520

Liabilities and Stockholders’ Equity
Senior Debt	$140,000	$248,519	(1)	$388,519
Other Current Liabilities	5,814,946			5,814,946
Long-term Liabilities	161,289			161,289
Stockholder’ Equity	(2,545,715)	$(248,519)		(2,794,234)
Total Liabilities and Stockholders’ Equity	$3,570,520			3,570,520

(1)          Effect of the transaction, estimated to be $248,519.

Pro Forma Condensed Consolidated Six Months Statement of Operations (Unaudited)

Statement of Operations	Nine Months Ended September 30, 2007	Pro Forma Adjustments		Pro Forma Nine Months Ended September 30, 2007
Net Sales	$7,940,405			$7,940,405
Cost of Sales	6,167,155			6,167,155
Gross Profit	1,773,250			1,773,250
Selling, General, and Admin. Expenses	1,722,517	$(46,000	)(1)	1,676,517
Other Expenses	(91,200)			(91,200	)(2)

Net Income (loss)	$(40,467)			$5,553

Net income per share - diluted	$(0.01)			$0.00
Weighted average shares - diluted	9,137,223			9,137,223

(1)

Assumes that the fees of the transaction are not expensed in this period, estimated to be a one time charge of $248,519. Assuming the savings of $46,000 in costs and expenses related to our public reporting and compliance obligations during the above referenced period; if transaction expense is netted against the $46,000 in savings, the impact in the period would be $(202,519). The savings are assumed based on reductions in our Directors and Officers Insurance Premium, reduced legal and accounting expenses, reduced shareholder relations expenses, and reduced stock transfer agent fees.

(2)	Due to our Loss Carry Forwards, we generally do not pay income taxes.

Pro Forma Condensed Consolidated Year-End Statement of Operations (Unaudited)

Statement of Operations	Year Ended December 31, 2006	Pro Forma Adjustments		Pro Forma Year Ended December 31, 2006
Net Sales	$9,983,086			$9,983,086
Cost of Sales	7,710,100			7,710,100
Gross Profit	2,272,986			2,272,986
Selling, general, and admin. Expenses	1,352,274	$(88,000	)(1)	1,264,274
Other Expenses	(107,010)			(107,010	)(2)

Net Income (loss)	$813,702			$901,702

Net income per share - diluted	$0.08			$0.09
Weighted average shares - diluted	10,504,893			10,504,893

(1)

Assumes that the fees of the transaction are not expensed in this period, estimated to be a one time charge of $248,519. Assuming the savings of $88,000 in costs and expenses related to our public reporting and compliance obligations during the above referenced period; if transaction expense is netted against the $88,000 in savings, the impact in the period would be $(106,519). The savings are assumed based on reductions in our Directors and Officers Insurance Premium, reduced legal and accounting expenses, reduced shareholder relations expenses, and reduced stock transfer agent fees.

(2)	Due to our Loss Carry Forwards, we generally do not pay income taxes.

Book Value Per Share

Our Book Value Per Share as of September 30, 2007 was $(0.28) based on a Stockholder’s Deficiency of $(2,545,715) and 9,137,223 shares of common stock outstanding.

Exhibit A:	MagStar Technologies, Inc. Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006.

Exhibit B:	MagStar Technologies, Inc. Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007.